SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 12)

BROWN-FORMAN CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

115637-10-0

(CUSIP Number)

September 23, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP NO. 115637-10-0

(1)	Names of reporting persons Campbell P. Brown I.R.S. Identification Nos. of above persons (entities only)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or Place of Organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 6,918,270
(6) Shared voting power 37,708
(7) Sole dispositive power 6,918,270
(8) Shared dispositive power 37,708
(9)	Aggregate amount beneficially owned by each reporting person 6,955,978
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). N/A
(11)	Percent of class represented by amount in Row (9) 4.1%
(12)	Type of reporting person (see instructions) IN

CUSIP NO. 115637-10-0

(1)	Names of reporting persons Geo. Garvin Brown IV I.R.S. Identification Nos. of above persons (entities only)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or Place of Organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 6,698,721
(6) Shared voting power 14,942
(7) Sole dispositive power 6,698,721
(8) Shared dispositive power 14,942
(9)	Aggregate amount beneficially owned by each reporting person 6,713,663
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). N/A
(11)	Percent of class represented by amount in Row (9) 4.0%
(12)	Type of reporting person (see instructions) IN

Item 1(a)	and 1(b). Name of Issuer and Address of Issuer’s Principal Executive Offices

Brown-Forman Corporation

850 Dixie Highway

Louisville, Kentucky 40210

Item 2.

a)	Names of persons filing:

Campbell P. Brown

Geo. Garvin Brown IV

b)	Principal business addresses of reporting persons:

Campbell P. Brown

850 Dixie Highway

Louisville, Kentucky 40210

Geo. Garvin Brown IV

850 Dixie Highway

Louisville, Kentucky 40210

c)	Citizenship: Each of the reporting persons is a citizen of the United States of America.

d)	Title of class of securities: Brown-Forman Corporation Class A Common Stock

e)	CUSIP No.: 0115637-10-0

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	[ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	[ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

This Schedule 13G has been updated to reflect the issuer’s August 2016 stock split.

The number of shares of Class A Common Stock beneficially owned by each reporting person as of September 23, 2016 is as follows:

	Campbell P. Brown:

(a)	Beneficially Owned	6,955,978
(b)	Percent of Class	4.1%
(c)	Sole Voting Power	6,918,270
	Shared Voting Power	37,708
	Sole Disposition Power	6,918,270
	Shared Disposition Power	37,708

	Geo. Garvin Brown IV:

(a)	Beneficially Owned	6,713,663
(b)	Percent of Class	4.0%
(c)	Sole Voting Power	6,698,721
	Shared Voting Power	14,942
	Sole Disposition Power	6,698,721
	Shared Disposition Power	14,942

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

As of September 23, 2016, the group dissolved, and the reporting persons ceased to be the beneficial owners of more than five percent of the issuer’s outstanding Class A Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Other persons have the right to receive the dividends and the proceeds of sale from certain of the shares for which the undersigned have shared voting and dispositional control.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

See Item 2.

Item 9.	Notice of Dissolution of Group.

The group dissolved as of September 23, 2016. Any further required filings with respect to transactions in the issuer’s Class A common stock will be filed by the group members in their individual capacities.

Item 10.	Certification.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2016

/s/ Campbell P. Brown
Campbell P. Brown

/s/ Michael E. Carr, Jr.

Geo. Garvin Brown IV, by Michael E. Carr, Jr., Attorney-in-Fact, pursuant to power of attorney dated May 2, 2014

POWER OF ATTORNEY

The undersigned does hereby constitute and appoint each of Michael E. Carr, Jr., Kelly A. Bowen, Laura H. Pulliam, and Tennia Y. Hill, signing singly, the undersigned’s true and lawful attorney-in-fact to:

1.	prepare, execute and file, for and on behalf of the undersigned, Form ID, Forms 3, 4 and 5 (including amendments thereto) in accordance with Section 16(a) of the Securities Exchange Act of 1934 (the “Act”) and the rules thereunder, and Schedules 13D and 13G (including amendments thereto) in accordance with Sections 13(d) and 13(g) of the Act and the rules thereunder;

2.	do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to prepare and execute any such Form 3, 4 or 5 (including amendments thereto) or Schedule 13D or 13G (including amendments thereto) and timely file that Form or Schedule with the United States Securities and Exchange Commission and any stock exchange or similar authority, and provide a copy as required by law or advisable to such persons as the attorney-in-fact deems appropriate; and

3.	take any other action of any type whatsoever in connection with the foregoing that, in the opinion of the attorney-in-fact, may be of benefit to, in the best interest of, or legally required of the undersigned, it being understood that the documents executed by the attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in the attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the attorney-in-fact, or the attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

The undersigned acknowledges that the foregoing attorneys-in-fact, and their substitutes, in serving in such capacity at the request of the undersigned, are not assuming, nor is Brown-Forman Corporation (the “Corporation”) assuming, (i) any of the undersigned’s responsibilities to comply with Section 16 or Sections 13(d) or 13(g) of the Act or (ii) any liability of the undersigned for failure to comply with such requirements. This Power of Attorney does not relieve the undersigned from the undersigned’s obligations to comply with the requirements of the Act, including without limitation the reporting requirements under Section 16 or Sections 13(d) or 13(g) thereunder. The undersigned agrees that each such attorney-in-fact may rely entirely on information furnished orally or in writing by or at the direction of the undersigned to the attorney-in-fact.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 and Schedules 13D and 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Corporation, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys in fact. This Power of Attorney does not revoke any other power of attorney that the undersigned has previously granted.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 2nd day of May, 2014.

/s/ Geo. Garvin Brown IV

Signature

Geo. Garvin Brown IV

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